UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News release announcing listing on American Stock Exchange.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated: July 5, 2005	Signed: _____”Sean Tetzlaff_________
Sean Tetzlaff CFO and Corporate Secretary

 NEWS RELEASE 05-16

June 28, 2005

FRONTEER RECEIVES APPROVAL FOR AMERICAN STOCK EXCHANGE LISTING

Fronteer Development Group Inc. (‘Fronteer’), (FRG–TSX) is pleased to announce that it has received approval of its application to list its common shares on the American Stock Exchange (AMEX).  Fronteer's common shares are expected to commence trading on the AMEX on June 29, 2005, under the symbol FRG.

This approval is contingent upon Fronteer being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if Fronteer is not in compliance with such standards.

“An AMEX listing is an important milestone in the growth of Fronteer” says Dr. Mark O’Dea, Fronteer’s President and CEO.  “There is a strong appetite for resource stocks in the U.S. and this listing will make the company more accessible and provide greater liquidity for our investors.”

Fronteer has approximately 47 million common shares outstanding, CAD $24 million in cash and no debt.  Fronteer is a mineral exploration company focused on Discovery Stage gold and uranium projects in Canada, Turkey and Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO & Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include, among others, the expected date of Fronteer’s proposed AMEX listing, the expectation that the AMEX listing will make Fronteer more accessible to current and prospective investors therefore increasing liquidity, the financial position of Fronteer and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in Fronteer’s annual report on Form 20-F and Reports on Form 6-K filed with the Securities and Exchange Commission.